EXHIBIT 12

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(Amounts in millions)

	2007	2006	2005	2004	2003
Net earnings	$181.2	$100.1	$92.9	$81.7	$78.7

Add:
Income taxes	92.5	45.9	55.2	38.7	38.0
Minority interest in earnings of consolidated subsidiaries	4.9	3.7	3.5	2.8	3.1
Subtract:
Equity earnings of unconsolidated affiliates, net of tax	(2.4)	—	(2.1)	0.1	—
Net earnings as defined	$276.2	$149.7	$149.5	$123.3	$119.8

Fixed charges:
Interest on debt	$45.5	$20.0	$21.1	$23.0	$24.4
Interest element of rentals	2.5	2.2	2.4	1.8	6.9
Total fixed charges	$48.0	$22.2	$23.5	$24.8	$31.3
Total adjusted earnings available for payment of fixed charges	$324.2	$171.9	$173.0	$148.1	$151.1

Ratio of earnings to fixed charges	6.8	7.7	7.4	6.0	4.8

For purpose of computing this ratio, “Net earnings as defined” consists of (i) income from continuing operations before income taxes and adjusted for minority interests and equity earnings of unconsolidated affiliates, net of tax; and (ii) “Fixed charges” consists of interest on debt and the estimated interest portion of rents.